[JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK LETTERHEAD]




December 12, 2008

EDGAR

William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:      Jackson National Life Insurance Company ("Jackson")
         JNLNY Separate Account I on Form N-4
         File Nos. 811-08401 and 333-70384

Dear Mr. Kotapish:

I am writing on behalf of the above registrant and offering for approval to use the disclosure in the amendment filed on October 24, 2008 (Accession No. 0001045032-08-000016) as a template (the Template Filing) for other Jackson offerings having the same changes (the Replicate Filings). The changes and the registration numbers for the applicable Replicate Filings are as follows:

     o Revisions to two existing Guaranteed Minimum Withdrawal Benefits (GMWBs), "LifeGuard Freedom GMWB" and "LifeGuard Freedom GMWB with Joint Option". The two benefits have been changed to allow for an increase in the charge when there is a step-up on or after the fifth Contract Anniversary. In addition, the allowable Guaranteed Annual Withdrawal Amount (GAWA) percentages have been reduced under these two GMWBs and the age at which the "For Life Guarantee" becomes effective changed. As a result of these latter changes, we also updated information concerning LifeGuard Freedom GMWB and LifeGuard Freedom GMWB with Joint Option conversion privileges.

                         333-119659 (L Series)                  811-08401
                         333-118370 (Advisors II)               811-08401
                         333-37175 (Perspective)                811-08401
                         333-48822 (Perspective CE)             811-08401
                         333-81266 (Focus)                      811-08401
                         333-86933 (Advisors)                   811-09577

We filed the Template Filing on October 24, 2008, under rule 485(a)(1). The proposed effective date of the Template Filing is December 23, 2008, and we desire the same effective date for the Replicate Filings.

About the Replicate Filings, we represent that:

     o The disclosure changes in the Template Filing are substantially identical to the disclosure changes to be reflected in the Replicate Filings.

     o    Because  the   disclosure   changes  in  the  Replicate   Filings  are
          substantially identical to the disclosure changes in the Template Filing, we will be able to revise the Replicate Filings effectively to reflect Staff comments on the Template Filing.

     o The Replicate Filings will effectively incorporate changes made to the Template Filing's disclosure in response to Staff comments.

     o No Replicate Filing will include changes that would otherwise render it ineligible for filing under rule 485(b).

Please let me know if this proposal is acceptable. My direct line is (517) 367-3835, and my e-mail address is tony.dowling@jnli.com. Thank you very much.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel

cc:      Ellen J. Sazzman, Esq.